

Mailstop 4628

March 23, 2016

Via E-mail
Mark V. Hurd
Chief Executive Officer
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065

      Re: Oracle Corporation
              Form 10-K for the Fiscal Year Ended May 31, 2015
              Filed June 25, 2015
              File No. 1-35992

Dear Mr. Hurd:

We refer you to our comment letter dated January 23, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Cecilia Blye

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance